FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 10, 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

10 November 2020

NatWest Group plc ("NWG") completed the pricing of its £1,000,000,000 5.125% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (the "Notes").

The proceeds to NWG (before expenses and underwriting discounts) of £1,000,000,000 from the Notes will be used for general corporate purposes and to strengthen further NWG's capital base or the capital base of NWG's subsidiaries and/or the NatWest Group.

The offering is scheduled to close on 12 November 2020, subject to the satisfaction of customary conditions.

NWG has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates.  Investors should read the prospectus in such registration statement and other documents NWG has filed with the SEC for more complete information about NWG and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov.  Alternatively, copies may be obtained from NatWest Markets Securities Inc., toll free at 1-866-884-2071.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

Scott Forrest
Head of Debt Capital Markets and Capital Strategy
NatWest Group plc
Tel: +44 (0)7747 455969

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Date: 10 November 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary